FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of OCTOBER , 2001
                                    ---------

                              Hilton Petroleum Ltd.
                 (Translation of registrant's name into English)

                                   000-30390
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                        Form 20-F ___X__ Form 40-F ______

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.
                             Yes _______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  Hilton Petroleum Ltd.
                                                  ------------------------------
                                                  (Registrant)

Date       October 16, 2001                       By  /s/ "Nick DeMare"
           ----------------------                 ------------------------------
                                                  Nick DeMare
                                                  Director
                                                  (Signature)*

     *Print the name and title of the signing officer under his signature.

BC FORM 51-901F                                                       SCHEDULE A







--------------------------------------------------------------------------------




                              HILTON PETROLEUM LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                              MAY 31, 2001 AND 2000

          (Expressed in United States Dollars, unless otherwise stated)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A






AUDITORS' REPORT


To the Shareholders of
Hilton Petroleum Ltd.


We have audited the consolidated balance sheets of Hilton Petroleum Ltd. as at May 31, 2001 and 2000 and the consolidated statements of operations, deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2001 and 2000 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

                                                               "D&H Group"
Vancouver, B.C.
October 3, 2001                                            Chartered Accountants


                (D&H Group was formerly known as Dyke & Howard)

              10th FLoor, 1333 W. Broadway, Vancouver, BC V6H 4C2

BC FORM 51-901F                                                       SCHEDULE A
                              HILTON PETROLEUM LTD.
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)

                                                                                     2001                2000
                                                                                      $                    $
                                   A S S E T S
CURRENT ASSETS
Cash                                                                                 1,960,493            2,396,422
Amounts receivable (Note 2)                                                          2,520,303              865,403
Prepaid expenses and deposits                                                          212,444              348,474
Marketable securities                                                                        -            1,443,378
Inventories                                                                            631,789                    -
                                                                                --------------      ---------------
                                                                                     5,325,029            5,053,677

PETROLEUM AND NATURAL GAS INTERESTS (Note 3)                                        29,721,112           35,051,725
CAPITAL ASSETS, net of accumulated
      depreciation of $2,619 (2000 - $74,689)                                           16,734               84,189
INVESTMENT (Note 4)                                                                    807,401            1,704,889
OTHER ASSETS (Note 5)                                                                  184,886              188,227
                                                                                --------------      ---------------
                                                                                    36,055,162           42,082,707
                                                                                ==============      ===============
                              L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                             3,538,045            2,819,729
Current portion of long-term debt (Note 6)                                                   -           14,903,857
                                                                                --------------      ---------------
                                                                                     3,538,045           17,723,586
LONG-TERM DEBT (Note 6)                                                              3,482,498              997,995
OTHER LIABILITIES (Note 7)                                                                   -            1,966,740
                                                                                --------------      ---------------
                                                                                     7,020,543           20,688,321
                                                                                --------------      ---------------
                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 8)                                                              41,151,991           32,687,210
EQUITY COMPONENT OF LONG-TERM DEBT (Note 6)                                            694,310                    -
DEFICIT                                                                            (12,811,682)         (11,292,824)
                                                                                --------------      ---------------
                                                                                    29,034,619           21,394,386
                                                                                --------------      ---------------
                                                                                    36,055,162           42,082,707
                                                                                ==============      ===============

APPROVED BY THE BOARD

"Donald W. Busby"   , Director
--------------------

"Nick DeMare"        , Director
--------------------

  The accompanying notes are an integral part of these consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                           FOR THE YEARS ENDED MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)



                                                                                     2001                2000
                                                                                      $                   $
REVENUES
Petroleum and natural gas sales                                                       5,228,674           4,573,883
                                                                                ---------------    ----------------

OTHER EXPENSES

Production                                                                            1,902,642           2,311,617
General and administrative                                                            1,292,431           1,149,045
Depreciation and depletion                                                            1,455,087           1,540,672
Legal and litigation costs                                                                    -             238,749
                                                                                ---------------    ----------------
                                                                                      4,650,160           5,240,083
                                                                                ---------------    ----------------
OPERATING INCOME (LOSS)                                                                 578,514            (666,200)
                                                                                ---------------    ----------------

OTHER INCOME (EXPENSES)

Interest and other income                                                               101,354             278,803
Interest expense and related charges                                                          -            (238,568)
Interest expense on long-term debt and other liabilities                             (1,480,291)         (1,786,203)
Gain on sale of petroleum and natural gas interests                                     212,473                   -
Gain on sale of marketable securities                                                    25,345             172,516
Write-down of investment (Note 4)                                                      (956,253)                  -
                                                                                ---------------    ----------------
                                                                                     (2,097,372)         (1,573,452)
                                                                                ---------------    ----------------
NET LOSS FOR THE YEAR                                                                (1,518,858)         (2,239,652)
DEFICIT - BEGINNING OF YEAR                                                         (11,292,824)         (9,053,172)
                                                                                ---------------    ----------------
DEFICIT - END OF YEAR                                                               (12,811,682)        (11,292,824)
                                                                                ===============    ================

BASIC AND DILUTED LOSS PER SHARE                                                   $ (0.05)            $ (0.09)
                                                                                ===============    ================
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                                                       31,702,355          23,983,605
                                                                                ===============    ================

       The accompanying notes are an integral part of these consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                           FOR THE YEARS ENDED MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)


                                                                                    2001                 2000
                                                                                     $                    $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Net loss for the year                                                               (1,518,858)          (2,239,652)
Items not involving cash
     Depreciation and depletion                                                      1,455,087            1,540,672
     Amortization of deferred charges                                                   76,336              126,389
     Accretion of liability component of long-term debt                                 77,145
     Gain on sale of petroleum and natural gas interests                              (212,473)                   -
     Gain on sale of marketable securities                                             (25,345)            (172,516)
     Write-down of investment                                                          956,253                    -
     Unrealized foreign exchange loss                                                  (59,203)                   -
                                                                                --------------     ----------------
                                                                                       748,942             (745,107)

Decrease (increase) in amounts receivable                                           (1,529,900)           1,231,101
Decrease (increase) in prepaid expenses and deposits                                   106,466             (168,315)
Increase in inventories                                                               (631,789)                   -
Increase (decrease) in accounts payable and accrued liabilities                        718,316              374,903
                                                                                --------------     ----------------
                                                                                      (587,965)             692,582
                                                                                --------------     ----------------
FINANCING ACTIVITIES

Issuance of common shares, net of issue costs                                        6,361,338            9,337,563
Issuance of long-term debt                                                           3,160,871                    -
Retirement of long-term debt                                                       (14,903,857)            (962,737)
Increase in other assets                                                              (214,498)            (141,045)
Increase in other liabilities                                                                -            1,966,740
                                                                                --------------     ----------------
                                                                                    (5,596,146)          10,200,521
                                                                                --------------     ----------------
INVESTING ACTIVITIES

Investment                                                                             (58,765)          (1,004,889)
Capital asset additions                                                                (24,498)              (2,547)
Petroleum and natural gas interests expenditures                                    (8,332,486)         (11,656,140)
Proceeds from sale of petroleum and natural gas interests                           12,695,208              655,763
Purchases of marketable securities                                                    (175,568)          (1,281,633)
Proceeds from sale of marketable securities                                          1,644,291              682,572
                                                                                --------------     ----------------
                                                                                     5,748,182          (12,606,874)
                                                                                --------------     ----------------
DECREASE IN CASH FOR THE YEAR                                                         (435,929)          (1,713,771)
CASH - BEGINNING OF YEAR                                                             2,396,422            4,110,193
                                                                                --------------     ----------------
CASH - END OF YEAR                                                                   1,960,493            2,396,422
                                                                                ==============     ================

Supplemental disclosure with respect to the consolidated statements of cash flow (Note 13)

  The accompanying notes are an integral part of these consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


1.     ACCOUNTING POLICIES

       Basis of Presentation

       The consolidated financial statements of Hilton Petroleum Ltd. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

       The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, Hilton Petroleum Inc. ("Hilton U.S.A."), Stanford Oil & Gas Ltd. ("Stanford") and STB Energy Inc. ("STB Energy"). Intercompany balances and transactions are eliminated on consolidation.

       Petroleum and Natural Gas Interests

       The Company follows the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

       Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted into equivalent units based upon relative energy content. Depreciation of the gathering facility is charged to earnings over an estimated useful life of 10 years on a straight-line basis.

       In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas interests and production equipment, net of future income taxes and the accumulated provision for site restoration and abandonment costs, is compared periodically to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using period end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


1.     ACCOUNTING POLICIES (continued)

       Substantially all of the Company's petroleum and natural gas exploration, development and production activities are conducted jointly with others and, accordingly, the accounts reflect the Company's proportionate interest in such activities.

       Hedging Activities

       The Company uses forward contracts from time to time in order to manage its exposure to commodity price fluctuations. The net receipts or payments arising from the forward contracts are recognized in income during the same period and financial statement category as the corresponding hedged position.

       Revenue Recognition

       The Company recognizes petroleum and natural gas revenues from its interests in producing wells as petroleum and natural gas is produced and sold from these wells. The Company has no gas balancing arrangements in place. Petroleum and natural gas sold is not significantly different from the Company's product entitlement.

       Cash Equivalents

       Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

       Marketable Securities

       Marketable securities are recorded at the lower of cost and market value.

       Inventory

       Inventories  consist  of  material  inventory.   The  material  inventory
       balances include equipment held for future use and is accounted for based on the lower of moving average cost method or market.

       Capital Assets

       Capital assets are depreciated based on estimated useful life using the declining balance method at annual rates of between 20% and 30%.

       Investment

       The investment in affiliated corporation is accounted for using the cost method.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


1.     ACCOUNTING POLICIES (continued)

       Deferred Financing Charges

       The costs of obtaining long-term debt are deferred and amortized on a straight-line basis over the terms of these loans. The amortization of these charges is included in interest expense on long-term debt and other liabilities.

       Translation of Foreign Currencies

       Monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

       Income Taxes

       Income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

       Earnings (Loss) Per Share

       Earnings (loss) per common share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants.

       Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

       The new standard has been applied on a retroactive basis and had no impact on the amounts previously presented.

       Share Option Plan

       The Company grants share options in accordance with the policies of the Canadian Venture Exchange (the "CDNX"), as described in Note 8(a). No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


2.     AMOUNTS RECEIVABLE

                                                                                         2001               2000
                                                                                           $                  $
Trade accounts receivable                                                              1,022,862            733,045
Insurance proceeds                                                                     1,156,730                  -
Loan to officer (Note 5)                                                                 125,000                  -
Due from Trimark Oil & Gas Ltd.                                                          115,452             44,761
Other                                                                                    100,259             87,597
                                                                                 ----------------    ---------------
                                                                                       2,520,303            865,403
                                                                                 ================    ===============

3.     PETROLEUM AND NATURAL GAS INTERESTS

                                                                                         2001               2000
                                                                                           $                  $
Evaluated Properties
       Acquisitions and leasehold costs                                                2,540,077         13,530,648
       Exploration and development costs                                              15,539,937         14,081,737
       Gathering facility                                                                775,961                  -
                                                                                 ---------------    ---------------
                                                                                      18,855,975         27,612,385
                                                                                 ---------------    ---------------
Unevaluated Properties
       Acquisitions and leasehold costs                                                3,933,876          4,782,470
       Exploration costs                                                               8,280,216          9,760,633
                                                                                 ---------------    ---------------
                                                                                      12,214,092         14,543,103
                                                                                 ---------------    ---------------
                                                                                      31,070,067         42,155,488
Less: accumulated depreciation, depletion and impairment                              (1,348,955)        (7,103,763)
                                                                                 ---------------    ---------------
                                                                                      29,721,112         35,051,725
                                                                                 ===============    ===============

       Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes and drilling and equipping exploratory wells. Development costs include costs incurred to gain access to prepare development well locations for drilling, to drill and equip development wells.

       No write-down was required during the years ended May 31, 2001 and 2000 from the ceiling tests performed effective May 31, 2001 and 2000, respectively. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.

       On March 8, 2001, the Company completed the sale of substantially all of its non-California petroleum and natural gas interests to Exco Resources Inc.("Exco") for net proceeds of $13,507,158, of which $12,695,208 was received as of May 31, 2001, and the remaining $811,950 is subject to a contractual dispute between the Company and Exco. The parties have agreed to put the disputed amount in escrow and proceed to arbitration. Management is of the opinion that the arbitration ruling will be in its favour. Settlement of this dispute will be recorded in income in the period of settlement.

       See also Note 7.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


4.     INVESTMENT

       At May 31, 2000, the Company held 1,960,000 common shares of Trimark Oil & Gas Ltd. ("Trimark"). The investment in Trimark was acquired under the following transactions:

       (i) pursuant to an agreement dated October 15, 1999, the Company purchased 800,000 shares of Trimark for $1,004,889, being below the quoted trading price at the time of the agreement, from a private company the principal of which is a relative of an officer of the Company; and

       (ii) receipt of 1,160,000 shares of Trimark on the sale of certain petroleum and natural gas interests.

       During the year ended May 31, 2001, the Company assisted Trimark in its financings, whereby the Company sold shares of Trimark from its holdings and used the proceeds to purchase, in private placement offerings conducted by Trimark, replacement shares of Trimark. The Company received warrants to purchase an additional 1,890,000 shares of Trimark as part of the private placements. In addition, during the year ended May 31, 2001, the Company acquired a further 120,000 shares of Trimark at a cost of $58,765. At May 31, 2001, the Company held 2,080,000 shares of Trimark, representing approximately 11.35% of the outstanding capital of Trimark.

       The Company has reviewed the carrying cost of its investment in Trimark and has made a decision to write-down its investment to $807,401, reflecting the quoted value of the Trimark shares at May 31, 2001. See also Note 14(b).

       Certain officers and directors of Trimark are also directors and officers of the Company.


5.     OTHER ASSETS


                                                    2001                 2000
                                                      $                    $
Deferred financing charges                          184,886               63,227
Loan to officer                                     125,000              125,000
                                            ---------------      ---------------
                                                    309,886              188,227
Less current portion                               (125,000)                   -
                                            ---------------      ---------------
                                                    184,886              188,227
                                            ===============      ===============


       During the year ended May 31, 2000, the Company provided a relocation loan to the Chairman of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the year ended May 31, 2001, interest income of $6,215 (2000 - $1,114) was received.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


6.     LONG-TERM DEBT

                                                                                      2001                2000
                                                                                       $                   $
Credit Facility (a)                                                                          -          14,903,857
10% Debentures (b)                                                                   2,516,269                   -
9% Hilton Debentures (c) (2001 and 2000 - CDN$1,493,500)                               966,229             997,995
Borrowing (d)                                                                                -                   -
                                                                                --------------      --------------
                                                                                     3,482,498          15,901,852
Current portion of long-term debt                                                            -          14,903,857
                                                                                --------------      --------------
                                                                                     3,482,498             997,995
                                                                                ==============      ==============

       (a) The Company had maintained a credit facility (the "Credit Facility") with Bank One, Texas ("Bank One") with interest at the base rate, as established by Bank One, plus 1.5%, payable monthly. The maturity date was November 1, 2000 and the security was the majority of the Company's producing petroleum and natural gas interests. The Company was required to make minimum monthly principal repayments of $200,000. On March 8, 2001, the Company retired the Credit Facility from proceeds received from the sale of these interests.

       (b) The debentures (the "10% Debentures") comprise of $2,163,000 Series A and CDN $1,500,000 Series B. The 10% Debentures bear interest at 10% per annum, payable quarterly, and mature on January 24, 2004. The 10% Debentures are convertible, at the option of the holders, into common shares of the Company, at a price of CDN$1.35 per share during the first and second years and CDN$1.56 per share during the third year. The Company paid commissions and fees totalling $214,498 in connections with the financing. The Company also issued a total of 268,750 warrants to agents and finders. Each warrant entitles the holder to purchase one common share of the Company at a price of CDN $1.35 per share for a period of three years, expiring January 24, 2004.

              Inaccordance with generally accepted accounting principles relating to the presentation of convertible debt instruments, the 10% Debentures were segregated, on their date of issuance, between long-term debt and equity components of $2,439,124 and $694,310, respectively. The debt component reflects the present value of the principal after factoring out the conversion option value. The debt component is being accreted over the life of the 10% Debentures to the principal amount payable by periodic charges to earnings.

              The debt component, representing the value allocated to the liability at inception, is recorded as a long-term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares, is classified in shareholders' equity as "equity component of long-term debt". Over the term of the 10% Debentures, the debt component will be accreted to the face value of the 10% Debentures by the recording of additional interest expense.At May 31, 2001, a total of $1,013,000 of the 10% Debentures were held by companies owned by directors of the Company and a trust, the grantor of which is an officer of the Company.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


6.     LONG-TERM DEBT (continued)

       (c) The debentures (the "9% Hilton Debentures") bear interest at 9% per annum, payable quarterly, and mature on April 30, 2003. As at May 31, 2001, the 9% Hilton Debentures are convertible, at any time before maturity, into units or shares of the Company on the following basis:

              i) on or before April 30, 2002, into shares at a conversion price of CDN$2.60 per share; and

              ii) May 1, 2002 to April 30, 2003, into shares at a conversion price of CDN$2.85 per share.

              At May 31, 2001, $841,043 of the 9% Hilton Debentures were held by a company owned by a director of the Company and a trust, the grantor of which is an officer of the Company.

       (d) During the year ended May 31, 2001, a private corporation owned by the Chairman of the Company arranged a line of credit of $600,000, from an arms-length financial institution, to be available at the Company's request. The line of credit was secured by real estate holdings of the Chairman. At the Company's request, the private corporation borrowed $600,000 from the financial institution and these funds were then advanced to the Company. The repayment of the borrowing was on the same basis as that charged by the bank to the related party. The loan bore interest at 10% per annum, with blended monthly payments of $23,351. On March 14, 2001, the Company repaid the borrowing.


7.     OTHER LIABILITIES

       During the year ended May 31, 2000, the Company entered into an agreement to acquire an additional 4% capital interest in certain petroleum and natural gas interests in California. In order to finance this acquisition, the Company sold a 2.25% working interest in the San Joaquin Joint Venture to the Hilton Petroleum Greater San Joaquin LLC ("Hilton LLC"), a Colorado limited liability company, the investors of which are arms-length to the Company. The Company was the manager and operator of Hilton LLC. Hilton LLC members were required to fund their pro-rata share of all the capital requirements of Hilton LLC. In the event that a member failed to pay its additional cash call contributions within a specified time period, that defaulting member's interest would revert to the Company. If the default occurred within 24 months of the initial capital contribution, the member, no sooner than 12 months if the default occurred before 12 months, would receive common shares of the Company, at the then prevailing prices, for the member's investment cost. Accordingly, conditions for the recognition of the sale to Hilton LLC were not met and the Company recorded the costs incurred on the 2.25% working interest in the San Joaquin Joint Venture as petroleum and natural gas interests and all contributions made by Hilton LLC members as other liabilities. During the year ended May 31, 2001, the Hilton LLC members did not fund their capital requirements and the Company issued 1,558,730 common shares in settlement of the $1,966,740 outstanding.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


8.     SHARE CAPITAL


Authorized:  100,000,000 common shares without par value
Issued:

                                                                 2001                              2000
                                                   --------------------------------   -------------------------------
                                                       Shares             Amount            Shares           Amount
                                                                             $                                  $

Balance, beginning of year                             27,503,961        32,687,210       20,330,188       20,290,865
                                                   --------------   ---------------   --------------   --------------
Issued during the year
For cash
    Private placements                                  2,322,500         1,968,525        4,220,000        9,068,909
    Rights offering                                     2,000,000         3,035,413                -                -
    Exercise of warrants                                1,346,380         1,698,270          502,615          682,191
    Exercise of options                                         -                 -           78,945           71,104
For retirement of other liabilities                     1,558,730         1,966,740                -                -
For interest on long-term debt                            170,588           153,206                -                -
For exercise of special warrants                                -                 -        1,798,200        2,459,670
For conversion of debentures                                    -                 -          574,013          657,920
Less:  Share issue costs                                                   (357,373)               -         (543,449)
                                                   --------------   ---------------   --------------   --------------
                                                        7,398,198         8,464,781        7,173,773       12,396,345
                                                   --------------   ---------------   --------------   --------------
Balance, end of year                                   34,902,159        41,151,991       27,503,961       32,687,210
                                                   ==============   ===============   ==============   ==============

       (a) The Company grants share options in accordance with the policies of the CDNX. Under the general guidelines of the CDNX, the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors or consultants to purchase shares of the Company.

              Stock  options to  directors  and  employees  of the  Company  and consultants to acquire 2,363,752 shares were granted and outstanding as at May 31, 2001. These options are exercisable on varying dates expiring from calendar 2001 to calendar 2004 at prices ranging from CDN$1.33 to CDN $2.70 per share.

              Details of options outstanding are as follows:

                                                          2001                         2000
                                                -------------------------    -------------------------
                                                                Weighted                       Weighted
                                                                Average                        Average
                                                   Number       Exercise          Number       Exercise
                                                 of Options      Price          of Options      Price
                                                                   $                              $

              Balance, beginning of year          1,760,416      2.11           1,734,361        1.99
              Granted                             1,022,000      2.34             105,000        3.47
              Exercised                                   -        -              (78,945)       1.34
              Cancelled/expired                    (418,664)     2.39                 -           -
                                               -------------                 -------------
              Balance, end of year                2,363,752      2.19           1,760,416        2.11
                                               =============                 =============


BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


8.     SHARE CAPITAL (continued)

       (b) As at May 31, 2001, the Company had outstanding warrants issued pursuant to private placements, rights offering, special warrants and debentures, which may be exercised to purchase 8,371,917 shares. The warrants expire at various times until 2004 and may be exercised at prices ranging from CDN$1.35 per share to CDN$5.75 per share.

              Details of warrants outstanding are as follows:

                                                                                        2001                2000
                                                                                       Number              Number
                                                                                    of Warrants         of Warrants
              Balance, beginning of year                                               6,379,215           2,263,921
              Issued pursuant to private placements                                    2,291,250           3,623,750
              Issued pursuant to exercises of special warrants                                 -             899,100
              Issued pursuant to conversion of debentures                                      -              95,059
              Issued pursuant to rights offering                                       1,100,000                   -
              Issued pursuant to financing advisory services                              35,000                   -
              Issued pursuant to convertible debenture finder's and agent's fees         268,750                   -
              Exercised                                                               (1,346,381)           (502,615)
              Expired                                                                   (355,917)                  -
                                                                                  --------------      --------------
              Balance, end of year                                                     8,371,917           6,379,215
                                                                                  ==============      ==============

       (c)    See also Notes 6, 7 and 14(a).


9.     RELATED PARTY TRANSACTIONS

       (a) During the year ended May 31, 2001 companies controlled by certain directors and officers of the Company charged $197,241 (2000 - $281,053) for accounting, management, professional and consulting fees.

       (b) Other related party transactions are disclosed elsewhere in these consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


10.    INCOME TAXES

       Future income tax assets and liabilities of the Company as at May 31, 2001 and 2000 are as follows:

                                                                                       2001                2000
                                                                                         $                   $
       Future income tax assets
            Losses carried forward                                                   12,232,000           8,426,000
            Other                                                                       210,000                   -
       Future income tax liabilities
            Petroleum and natural gas interests                                      (6,700,000)         (2,300,000)
                                                                                 --------------      --------------
                                                                                      5,742,000           6,126,000
       Valuation allowance                                                           (5,742,000)         (6,126,000)
                                                                                 --------------      --------------
       Net future income tax asset                                                            -                   -
                                                                                 ==============      ==============

       Income tax rate reconciliation
       Combined federal and provincial income tax rate                                      44%                 44%
                                                                                 ==============      ==============
       Expected income tax recovery                                                     668,000             985,000
       Foreign income tax rate differences                                             (137,000)           (202,000)
       Non-deductible depreciation and depletion                                       (452,000)           (402,000)
       Deductible loss on sale of petroleum and natural gas interests                 1,786,000                   -
       Non-deductible write-down of investment                                         (210,000)                  -
       Deductible petroleum and natural gas interest expenditures                       885,000           2,620,000
       Non-taxable unrealized foreign exchange gains                                    374,000                   -
       Unrecognized benefit of income tax losses                                     (2,914,000)         (3,001,000)
                                                                                 --------------      --------------
       Actual income tax recovery                                                             -                   -
                                                                                 ==============      ==============

       As at May 31, 2001, the Company has accumulated non-capital losses for Canadian income tax purposes of approximately CDN$5.6 million, expiring from 2002 to 2008, and for United States income tax purposes of approximately $24 million, expiring from 2008 to 2021, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


11.    SEGMENTED INFORMATION

       As at May 31, 2001, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of petroleum and natural gas. The Company's current petroleum and natural gas interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                          2001
                                 ------------------------------------------------------
                                   Identifiable                               Net
                                      Assets            Revenues         Income (Loss)
                                        $                  $                   $
       United States                   35,045,041          5,289,381            301,014
       Canada                           1,010,121             40,647         (1,819,872)
                                 ----------------   ----------------    ---------------
                                       36,055,162          5,330,028         (1,518,858)
                                 ================   ================    ===============


                                                          2000
                                 ------------------------------------------------------
                                   Identifiable
                                      Assets            Revenues           Net Loss
                                        $                  $                   $

       United States                   38,762,395          4,829,209         (1,505,783)
       Canada                           3,320,312             23,477           (733,869)
                                 ----------------   ----------------    ---------------
                                       42,082,707          4,852,686         (2,239,652)
                                 ================   ================    ===============

12.    FINANCIAL INSTRUMENTS

       The fair value of financial instruments at May 31, 2001 and 2000, was estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to May 31, 2001 may differ significantly from that presented.

       (a)    Commodity Price Risk Management

              As at May 31, 2001, the Company has not entered into any forward contracts to hedge against general reductions in petroleum and natural gas prices.

       (b)    Credit Risk Management

              Amounts receivable include accounts receivable for petroleum and natural gas sales in the United States. These sales are generally made to large, credit-worthy purchasers. The Company views the credit risks on these items as low.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


12.    FINANCIAL INSTRUMENTS (continued)

       (c)    Fair Value of Other Financial Instruments

              Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable, investment, accounts payable and accrued liabilities and long-term debt.


13.    SUPPLEMENTARY CASH FLOW INFORMATION

       Non-cash investing and financing activities were conducted by the Company as follows:

                                                                                       2001                 2000
                                                                                         $                    $
       Operating activities
            Decrease in amounts receivable                                                    -             700,000
            Increase in prepaid expenses and deposits                                  (153,206)                  -
                                                                                 --------------      --------------
                                                                                       (153,206)            700,000
                                                                                 ==============      ==============
       Investing activities
            Investment in affiliated corporation                                              -            (700,000)
            Acquisition of non-controlling interest in subsidiary                             -              22,932
                                                                                 --------------      --------------
                                                                                              -            (677,068)
                                                                                 ==============      ==============

       Financing activities
            Deferred debenture charges                                                   16,503               7,757
            Common share issue costs                                                    (16,503)             (7,757)
            Conversion of debentures                                                          -            (657,920)
            Conversion of special warrants                                                    -          (2,459,670)
            Issuance of common shares on conversion                                           -           3,117,590
            Petroleum and natural gas interest expenditures                                   -             (22,932)
            Issuance of common shares for debenture interest                            153,206                   -
            Issuance of common shares on retirement of other liabilities              1,966,740                   -
            Retirement of other liabilities                                          (1,966,740)                  -
                                                                                 --------------      --------------
                                                                                        153,206             (22,932)
                                                                                 ==============      ==============



       Other supplementary cash flow information:

                                                                                      2001                2000
                                                                                       $                   $


       Interest paid in cash                                                          1,326,811           1,919,052
                                                                                 ==============      ==============
       Income taxes paid in cash                                                              -                   -
                                                                                 ==============      ==============

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


14.    SUBSEQUENT EVENTS

       (a) During July 2001, the Company completed a private placement of 1,673,000 units at CDN $1.70 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Two share purchase warrants entitles the holder to purchase an additional share at CDN $1.88 per share for a period of three years. A fee of CDN $6,400 cash was paid and warrants were issued entitling the agents to purchase up to 325,200 shares of the Company on the same terms as the share purchase warrants.

       (b) Subsequent to May 31, 2001, the Company sold 440,000 shares of Trimark for net proceeds of $98,116, recognizing a loss of $73,484. The Company intends to utilize the proceeds from the sale of the Trimark shares to participate in a convertible debenture financing to be completed by Trimark, the terms of which remain to be finalized.

BC FORM 51-901F                                                       SCHEDULE B
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                         FOR THE YEAR ENDED MAY 31, 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


1.     GENERAL AND ADMINISTRATIVE

                                                                             $

       Bad debts                                                          57,000
       Bank charges and interest                                          52,740
       Contract services                                                  37,017
       Corporate development and shareholder relations                    63,029
       Investor relations                                                137,910
       Office and miscellaneous                                          104,865
       Office rent                                                        65,984
       Professional fees                                                 493,595
       Regulatory fees                                                    16,625
       Salaries and benefits                                             360,876
       Telephone                                                          28,952
       Transfer agent                                                     18,768
       Travel and related costs                                          134,773
       Copas recoveries                                                (279,703)
                                                                     -----------
                                                                       1,292,431
                                                                     ===========


2.     RELATED PARTY TRANSACTIONS

       (a) During the year ended May 31, 2001, companies controlled by certain directors and officers of the Company charged $197,241 for accounting, management, professional and consulting fees.

       (b) As at May 31, 2001, the Company held 2,080,000 common shares of Trimark Oil & Gas Ltd. ("Trimark"), representing approximately 11.35% of the outstanding capital of Trimark. Certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on May 31, 2001 was $807,401.

       (c) The Company has provided a relocation loan to the Chairman of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the year ended May 31, 2001, interest income of $6,215 was recorded and paid.

       (d) During the year ended May 31, 2001, a private corporation owned by the Chairman of the Company arranged a line of credit of $600,000, from an arms-length financial institution, to be available at the Company's request. The line of credit was secured by real estate holdings of the Chairman. At the Company's request, the private corporation borrowed $600,000 from the financial institution and these funds were then advanced to the Company. The repayment of the borrowing was on the same basis as that charged by the bank to the related party. The loan bore interest at 10% per annum, with blended monthly payments of $23,351. On March 14, 2001, the Company repaid the borrowing.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                         FOR THE YEAR ENDED MAY 31, 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


3.(a)  SECURITIES ISSUED DURING THE YEAR ENDED MAY 31, 2001

Date         Type of                                                            Total       Type of
of Issue     Security   Type of Issue           Number     Price  Price(1)    Proceeds   Consideration   Commission
--------     --------   -------------           ------     -----  -----       --------   -------------   ----------
                                                            CDN$     US$        US$

Private Placements:
Dec./00      Common     Private Placement        2,250,000  1.25    0.84       1,893,684     Cash          Nil
Jan./01      Common     Private Placement           10,000  1.25    0.83           8,316     Cash          Nil
Jan./01      Common     Private Placement           62,500  1.60    1.06          66,525     Cash          Nil
                                                 ---------                     ---------
                                                 2,322,500                     1,968,525
                                                 =========                     =========
Warrants:

Jun./00      Common     Exer. of Warrants          100,000  1.61    1.09         109,020     Cash          Nil
Oct./00      Common     Exer. of Warrants          421,040  1.46    0.97         406,477     Cash          Nil
Oct./00      Common     Exer. of Warrants           87,890  1.61    1.06          93,568     Cash          Nil
Nov./00      Common     Exer. of Warrants          105,260  1.27    0.84          88,624     Cash          Nil
Feb./01      Common     Exer. of Warrants          290,780  2.41    1.58         460,495     Cash          Nil
Feb./01      Common     Exer. of Warrants           46,374  2.60    1.71          79,231     Cash          Nil
Mar./01      Common     Exer. of Warrants              106  2.50    1.60             170     Cash          Nil
Mar./01      Common     Exer. of Warrants          105,166  2.60    1.67         175,445     Cash          Nil
Mar./01      Common     Exer. of Warrants           77,629  2.41    1.55         120,042     Cash          Nil
Mar./01      Common     Exer. of Warrants           96,135  2.30    1.48         141,874     Cash          Nil

Mar./01      Common     Exer. of Warrants            1,000  1.85    1.19           1,187     Cash          Nil
Mar./01      Common     Exer. of Warrants           15,000  2.30    1.48          22,137     Cash          Nil
                                                 ---------                     ---------
                                                 1,346,380                     1,698,270
                                                 =========                     =========
Rights Offering:

Aug./00      Common     Rights Offering          2,000,000  2.25    1.52       3,035,413     Cash        126,221
                                                 =========                     =========                 =======

Settlement of Liabilities: (Hilton LLC)

Nov./00      Common     Settlement of Debt       1,076,381  1.91    1.28       1,374,012     Cash          Nil
Nov./00      Common     Settlement of Debt          85,420  1.71    1.14          97,500     Cash          Nil
Nov./00      Common     Settlement of Debt          82,022  1.78    1.19          97,500     Cash          Nil
Nov./00      Common     Settlement of Debt         314,907  1.89    1.26         397,728     Cash          Nil
                                                 ---------                     ---------
                                                 1,558,730                     1,966,740
                                                 =========                     =========

For Debenture Interest:

Jan./01      Common     Debenture Interest         170,588  0.90                 153,206  Deb. Int.        Nil
                                                 =========                     =========

(1)   Equivalent Funds

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                         FOR THE YEAR ENDED MAY 31, 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


3.(b)  OPTIONS GRANTED DURING THE YEAR ENDED MAY 31, 2001

Date                Number    Type
Granted           of Shares   of Option        Name                          Exercise Price     Expiry Date
-------           ---------   ---------        ----                          --------------     -----------
                                                                                  CDN$

Jun.13/00           50,000    Employee         I. Padden                          2.25          Jun.13/03
Jun.27/00            5,000    Employee         C. Gamble                          2.25          Jun.27/03
Jun.27/00            5,000    Employee         D. Cline                           2.25          Jun.27/03
Jun.27/00            5,000    Employee         K. Green                           2.25          Jun.27/03
Jun.27/00           20,000    Employee         V. Lyster                          2.25          Jun.27/03
Jun.27/00            5,000    Employee         V. McGrew                          2.25          Jun.27/03
Jun.27/00            5,000    Employee         B. Moyers                          2.25          Jun.27/03
Oct.16/00           50,000    Director         D. W. Busby                        1.80          Oct.16/03
Oct.16/00           20,000    Director         N. DeMare                          1.80          Oct.16/03
Dec.21/00           15,000    Employee         I. Padden                          1.34          Dec.21/03
Dec.21/00           10,000    Employee         H. Lim                             1.34          Dec.21/03
Dec.21/00           10,000    Employee         B. Moody                           1.34          Dec.21/03
Dec.21/00            5,000    Employee         A. Smith                           1.34          Dec.21/03
Dec.21/00            5,000    Employee         L. Liu                             1.34          Dec.21/03
Dec.21/00            5,000    Employee         R. Wong                            1.34          Dec.21/03
Dec.21/00            2,000    Employee         J. Hibbs                           1.34          Dec.21/03
Jan.10/01           40,000    Employee         Greystoke Investments Ltd.         1.60          Jan.10/04
Jan.10/01           40,000    Employee         MDC Group Inc.                     1.60          Jan.10/04
Jan.10/01           10,000    Director         N. Darling                         1.60          Jan.10/04
Jan.10/01           25,000    Director         W. Lee                             1.60          Jan.10/04
Mar.2/01            50,000    Employee         I. Padden                          2.68          Mar.2/04
Mar.2/01            20,000    Employee         B. Moody                           2.68          Mar.2/04
Mar.2/01           100,000    Employee         D. O'Kell                          2.68          Mar.2/04
Mar.2/01            70,000    Employee         D. Castaneda                       2.68          Mar.2/04
Mar.2/01           300,000    Director         D. W. Busby                        2.68          Mar.2/04
Mar.2/01           120,000    Director         N. DeMare                          2.68          Mar.2/04
Mar.2/01            15,000    Director         W. Lee                             2.68          Mar.2/04
Mar.2/01            15,000    Director         N. Darling                         2.68          Mar.2/04
                ----------
                 1,022,000
                ==========


4.(a)  AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MAY 31, 2001


                                                          Issued
                                           -------------------------------------
           Authorized
Class      Par Value        Number                  Number               Amount
                                           ----------------     ----------------
Common        WPV        100,000,000             34,902,159          $41,151,991

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                         FOR THE YEAR ENDED MAY 31, 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


4.(b)  OPTIONS AND WARRANTS OUTSTANDING AS AT MAY 31, 2001


                                            Exercise                 Expiry
       Security               Number         Price                    Date
                                              CDN$

       Options                46,315          1.33                 Oct. 8, 2001
       Options               813,737          2.10                 Dec. 31, 2001
       Options               400,000          1.92                 May 25, 2002
       Options                75,000          2.00                 May 25, 2002
       Options                 6,700          2.70                 Apr. 19, 2003
       Options                50,000          2.25                 Jun. 13, 2003
       Options                45,000          2.25                 Jun. 27, 2003
       Options                70,000          1.80                 Oct. 16,2003
       Options                52,000          1.34                 Dec. 21, 2003
       Options               115,000          1.60                 Jan. 10, 2004
       Options               690,000
                        ------------
                           2,363,752
                        ============

       Warrants               12,500          2.30                 Jul. 15, 2001
       Warrants              775,465          2.30                 Jun. 17, 2001
       Warrants            1,423,750          5.75                 Nov. 15, 2001
       Warrants              266,308          3.46                 Mar. 31, 2002
       Warrants            2,199,000          1.85                 Mar. 27, 2003
       Warrants              999,894          2.50                 Jul. 27, 2001
                                              2.75                 Jul. 27, 2002
       Warrants              100,000          2.50                 Aug. 3, 2001
                                              2.75                 Aug. 3, 2002
       Warrants            2,260,000          1.35                 Dec. 18, 2003
       Warrants               31,250          1.77                 Dec. 11, 2002
       Warrants               35,000          1.48                 Dec. 7, 2003
       Warrants              268,750          1.35                 Jan. 24, 2004
                        ------------
                           8,371,917
                        ============


4.(c)  SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MAY 31, 2001

       There are no shares held in escrow or subject to pooling as at May 31, 2001.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                         FOR THE YEAR ENDED MAY 31, 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


5.     LIST OF DIRECTORS AND OFFICERS AS AT MAY 31, 2001

       Directors:
                 Donald W. Busby
                 Nick DeMare
                 William Lee
                 Neil Darling

       Officers:
                 Donald W. Busby (Chairman and Chief Executive Officer) Harvey Lim (Corporate Secretary)

BC FORM 51-901F                                                       SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


MANAGEMENT DISCUSSION & ANALYSIS
--------------------------------
Description of Business

Hilton Petroleum Ltd. (the "Company") is engaged in oil and gas exploration, development and production. Over the past three fiscal years, substantially all of the Company's exploration expenditures have been on properties located in the San Joaquin Basin of California.

Operations

During the year ended May 31, 2001, the Company recorded a loss of $1,518,858 ($0.05 per share) compared to a loss of $2,239,652 ($0.09 per share) for the comparable 2000 period, an improvement of $720,794. Petroleum and natural gas revenues increased by 14%, from $4,573,883 during 2000 to $5,228,674 in 2001. A number of significant transactions occurred during fiscal 2001 which affect the comparability of the Company's performance to fiscal 2000. During fiscal 2001, management of the Company determined to focus its direction towards the exploration, development and production of its East Lost Hills, San Joaquin and Regional California interests. A review of the Company's petroleum interests was initiated and discussions held with potential buyers. On March 8, 2001, the Company completed the sale of substantially all of its non- California petroleum and natural gas interests to Exco Resources Inc. ("Exco"). Throughout fiscal 2000, and until the sale in March 2001, these properties represented substantially all of the Company's producing properties. Production commenced from the ELH#1 on February 6, 2001, and currently represents the only significant producing petroleum and natural gas interest to the Company. The overall increase in revenues during fiscal 2001, has been attributable to strong prices received by the Company for its oil and gas production. Revenue from oil and liquids production decreased 5% to $1,774,758 in 2001 from $1,863,104 in 2000. Production of oil and liquids in 2001 decreased 28% to 383,537 MCFE in 2001 from 530,390 MCFE in 2000. The average price received for oil and liquids in 2001 was $4.63/MCFE compared to $3.51/MCFE in 2000, an increase of 32%. Revenue from natural gas production increased 95% to $5,638,478 in 2001 from $2,895,736 in 2000. Natural gas production decreased 17% to 925,635 MCF in 2001 from 1,112,734 MCF in 2000. The average price received in 2001 was $6.09/MCF, an increase of 134% from $2.60/MCF in 2000. In January 2000, the Company was required by its banker to enter into oil and gas swap contracts to hedge 70,000 MMBTU gas per month, at $2.385 per MMBTU, and 3,000 barrels of oil per month, at $22.51 per barrel. The hedge contracts were closed in February 2001, as part of the sale of the petroleum interests to Exco. These oil and natural gas hedges reduced revenues by $2,184,564 for fiscal 2001 and $184,957 for fiscal 2000.

On an MCFE basis, production costs increased 3%, from $1.41/MCFE in 2000 to $1.45/MCFE in 2001. The depreciation and depletion rate increased 18%, from $0.94/MCFE in 2000 to $1.11/MCFE in 2001.

General and administrative costs increased by $143,386, approximately 12% from $1,149,045 in 2000 to $1,292,431 in 2001. The increase in general and administrative costs in 2001 occurred primarily due to additional costs incurred in opening a new office in Bakersfield.

BC FORM 51-901F                                                       SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2001
                           (Expressed in U.S. Dollars)



MANAGEMENT DISCUSSION AND ANALYSIS (continued)
----------------------------------

Interest expense on long-term debt decreased by $305,912, approximately 17% from $1,786,203 in 2000 to $1,480,291 in 2001, reflecting the decrease in long-term debt on the retirement of the balance of the Bank One credit facility.

During fiscal 2001, the Company expended in expenditures on its petroleum interests, which was primarily comprised of: i) $5,286,942 million towards the development of the East Lost Hills Project, mainly in the funding of the completion of the ELH #1 well and the drilling of the ELH #2, #3, #4 and #9 wells; ii) $775,961 for its share of the gas facility at East Lost Hills; iii) $1,570,379 for the acquisition, exploration and development of other oil and gas prospects.

During fiscal 2001, the Company purchased additional shares of Berkley Petroleum Corp. ("Berkley"), at a cost of $175,568 and subsequently disposed of its holdings in Berkley for proceeds of $1,644,291, recognizing a gain of $25,345.

The Company recorded a gain of $212,473 in fiscal 2001 from the sale of petroleum interests to Exco. In addition $811,950 remains in a contractual dispute between the Company and Exco. The parties have agreed to put the disputed amount in escrow and proceed to arbitration. Management of the Company is of the opinion that the arbitration ruling will be in its favour. Settlement of this dispute will be recorded in income in the period of settlement.

During fiscal 2001, the Company reviewed the carrying value of its investment of 2,080,000 common shares of Trimark. A write-down of $956,253 was made to reflect the quoted value of the Trimark shares at May 31, 2001.

Liquidity and Capital Resources

With the ongoing developments at East Lost Hills and the requirements of senior management resources, the Company has determined to focus its personnel and financial resources towards the development of its interests in the San Joaquin Basin and regional area of California. On March 8, 2001, the Company successfully completed the sale of the majority of its properties located outside of California to Exco. The Company realized net proceeds of $13,507,158, after considering all closing adjustments and costs to close out the hedging contracts relating to the sold properties, of which $12,695,208 was received and the remaining $811,950, which is subject to a contractual dispute between the Company and Exco, has been placed in escrow pending arbitration. From the proceeds, the Company utilized $10,691,159 to retire the principal balance and accrued interest on the Bank One credit facility and $487,574 to repay borrowings.

Prior to the commencement of production in February 2001 from the ELH #1 well, production from the properties sold to Exco represented substantially all of the Company's petroleum and natural gas sales. As additional wells are drilled at the East Lost Hills Joint Venture and, if successful, brought on production, the Company anticipates that revenues will increase substantially from operations at the East Lost Hills Joint

BC FORM 51-901F                                                       SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2001
                           (Expressed in U.S. Dollars)



MANAGEMENT DISCUSSION AND ANALYSIS (continued)
----------------------------------

Venture. It is not anticipated that operations will be self sustaining in the next 12 months. Future development of the Company's business will require additional, and possibly substantial, capital expenditures. Depending upon the continuing results at East Lost Hills and the deep Temblor exploration program and at the Regional California programs. The Company will need to raise additional funds to cover capital expenditures. These funds may come from cash flow, equity or debt financing, or from sales of interests in its properties although there is no assurance continued funding will be available. The Company does not now and does not in the future expect to engage in currency hedging to offset any risk of currency fluctuations.

During the year ended May 31, 2001, the Company raised approximately $6.3 million from the sale of equity and a further $3.2 million from debt financing. The Company also retired $14.9 million of debt as they came due. In July 2001, the Company completed a private placement whereby it issued 1,673,000 units, at CDN$1.70 per unit, for proceeds of approximately $1.9 million. The Company also sold 440,000 shares of Trimark for net proceeds of $98,116. The Company intends to utilize the proceeds from the sale of the Trimark shares to participate in a convertible debenture financing to be completed by Trimark, the terms of which remain to be finalized.

Properties Update

1.     East Lost Hills

       On March 19, 2001, the previous operator, Berkley Petroleum Corporation was acquired by Anadarko Petroleum Corporation, and effective on that date, Anadarko became the operator of the East Lost Hills project.

       a)    ELH #1

       On August 26, 1999, drilling began on the ELH #1 well, approximately two miles northwest of the #1-17R well. On April 12, 2000, this well had drilled to a total depth of 19,724 feet. Production testing began on May 28, 2000 and, based on the results of the production testing and other analysis, a natural gas discovery was determined at the East Lost Hills field. After completion of production facilities and a connection pipeline, this well commenced first production on February 6, 2001. The ELH #1 well is currently producing from a zone in the lower portion of the Temblor formation. Production from the ELH #1 well has been constrained during the quarter due to downstream factors, including processing, marketing, water disposal and periodic power outages due to California's ongoing energy shortage. The Company expects this periodic production curtailment to continue in the near term. Anadarko is exploring alternatives for processing, marketing and additional water disposal facilities.

       b)    ELH #2

       The ELH #2 well, located approximately 1.5 miles northwest of the ELH #1 well, was drilled and cased to a total depth of 18,011 feet. Initial production testing, in early March 2001, of the upper Temblor interval in

BC FORM 51-901F                                                       SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2001
                           (Expressed in U.S. Dollars)



MANAGEMENT DISCUSSION AND ANALYSIS (continued)
----------------------------------

       the well resulted in limited wellbore influx of hydrocarbons (approximate flow rate of 3mmcf/d), higher than expected fluid content, and poorer than expected pressure response. Many of the initial production test results on the well have been influenced by mechanical difficulties associated with drill pipe that was inadvertently cemented across the testing interval. The ELH #2 well is currently shut-in awaiting pipeline connection. No definitive date for completion of this work program has been provided by the operator.

       c)    ELH #3

       The ELH #3R west flank exploration well was drilled to a total measured depth of 21,769 feet to test the Temblor interval in a separate, seismically defined structure from the productive East Lost Hills structure. Due to steep dips encountered in the lower portion of the well, it was determined that the underlying secondary objective, the Point of Rocks formation, could not be reached in the existing wellbore. The well was plugged back to 19,370 feet measured depth for testing of the lower Temblor. Multiple zones in the lower Temblor section were perforated and tested in the well. Communication was established with the formation during testing and no hydrocarbons were recovered. The well has been suspended pending analysis of new seismic data and additional offset well information.

       d)    ELH #4

       The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. First of all it is important to understand that one objective in drilling the ELH #4 well was to achieve production rates substantially higher than those in the ELH #1 well. At this time the Company is neither encouraged nor discouraged with the ELH #4 well, as the well has not been tested and there are no results on the deliverability from this well bore. By way of background the ELH #4 well was drilled to a depth of 20,800 feet. The wire-line logs indicate the reservoir quality of the sand packages in ELH #4 to be very similar to those in ELH #1. In the ELH #1 well, there was an area of lost circulation that did not occur on ELH #4. It should be noted that when drilling ELH #1 substantially higher mud weights were used and this could account for some or all of the problems of lost circulation at ELH #1. In drilling the ELH #4 the well was cored in two different intervals with both 4" and 3" diameter core. Substantial time and money was spent on obtaining these core samples and detailed analysis of these samples has only recently been completed. In addition work is also ongoing in analyzing the results of the 3-D seismic shoot, which covers the entire East Lost Hills area. A decision was made to temporarily suspend the well in order to consider the results of core samples and seismic date. State and Federal regulations require that when a well is temporarily suspended all potential production zones must be sealed with cement plugs set above the zones.

       e)    ELH #9

       The ELH #9 well commenced drilling in early August 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well is projected to drill approximately 21,000 feet and is designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well is currently at 14,400 feet.

BC FORM 51-901F                                                       SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2001
                           (Expressed in U.S. Dollars)



MANAGEMENT DISCUSSION AND ANALYSIS (continued)
----------------------------------

2.     San Joaquin

       The participants in this joint venture, on the recommendations of the operator, Anadarko, have determined that the Lucky Dog Prospect will not be drilled and accordingly, the joint venture has relinquished its interest in this prospect.

       Drilling of the Pyramid Hills Prospect is expected to commence in the fourth quarter of calendar 2001.

3.     Regional California

       The Company participated in a regional exploration program in the San Joaquin Basin of California and to date a number of prospects have been drill tested. The prospects have much shallower target horizons and the costs to drill are substantially less than the East Lost Hills prospects. The Company has approximately a 23% working interest in the prospects tested.

       During fiscal 2001 and to date, exploratory test wells have been drilled on the Mica, Sequoia, Parsley, Merlot and Basil Prospects. No hydrocarbon bearing sands were encountered on test wells on the Sequoia, Parsley and Merlot Prospects. These wells were plugged and abandoned.

       The Mica Prospect is located on the west side of the southern San Joaquin Basin. This project is believed to be a stratigraphic trap based on seismic and well control. An initial test well, the Mica 1-17, commenced drilling in late March 2001. On April 24, 2001, the Mica 1-17 was logged at a drill depth of 7,881 feet. It was determined that the well was outside the channel limits and was suspended for possible future sidetracking. The operator has proposed a new location to drill the Mica 2-19 well and the Company is assessing whether to participate or farm-out its interest in this prospect.

       The Basil Prospect is located in the southern portion of the Sacramento Basin. This prospect is believed to be a structural fault trap documented with seismic and well data. This well must be drilled directional under a body of water from a land based position. The targets are believed to be at 4,500 feet but the well must be drilled 6,000 feet laterally to the target. The initial test well on the Basil Prospect commenced drilling on July 25, 2001 and was completed on August 28, 2001 at a depth of 7,829 feet. The Basil Prospect is adjacent to the Suisun producing field and separated by a fault. The Suisun #25 well was directionally drilled to a measured depth of 7,829 feet to test the Suisun and Domengine Sands for natural gas. At 5,550 feet the well encountered the trapping fault with a 440 unit gas spike supporting the sealing ability of the fault. The Suisun Sands were encountered at 6,545 feet - 132 feet high to prognosis. The first sands coming in high supports throw on the fault to be greater than expected. Once the sands were encountered the background gas increased by nearly 200 units (1 unit = 50 ppm Methane). Throughout the Suisun Sands the background gas remained between 100 and 200 units with several connection gas readings in excess of 300 units. The Domengine Sands were encountered at a measured depth of 7,120 feet - 162 feet high to prognosis. In the lower Domengine Sands, background gas readings remained in excess of 500 units. When pulling out of the hole the drill

BC FORM 51-901F                                                       SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2001
                           (Expressed in U.S. Dollars)



MANAGEMENT DISCUSSION AND ANALYSIS (continued)
----------------------------------

       pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well.

       All indications on the mud log imply a discovery and it is intended to sidetrack this well from the same surface location using the existing casing down to 2,186 feet. The side-track will parallel the original hole to the same total depth of 7,829 feet. Due to environmental regulations the side-track cannot commence until a new permit has been obtained.

Investor Relations Activities

During the year ended May 31, 2001, $85,642 was paid to Eland Jennings Investor Services Inc. and $52,268 was paid to MDC Group Inc. for investor and public relations consulting services rendered.

The Company also maintains a web site at "www.hiltonpetroleum.com".